Exhibit 99.1

Azure Power Announces Exercise of Option to Purchase Additional Shares

New Delhi, November 7, 2018: Azure Power (NYSE: AZRE), one of India’s leading independent solar power producers, announced that the underwriters of its previously announced follow-on public offering of equity shares have exercised their option to purchase 115,542 additional equity shares. The option was granted in connection with the follow-on public offering of 14,800,000 equity shares at a public offering price of $12.50 per share. The exercise of the option brings the expected total net proceeds from the follow-on public offering to approximately $184.3 million after underwriting discounts and commissions but before offering expenses.

A registration statement on Form F-3 was previously filed with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective. A prospectus supplement and the accompanying base prospectus describing the terms of the Offering have been filed with the SEC. The final prospectus supplement for the Offering has been filed with the SEC. The Offering is being made only by means of the prospectus supplement and the accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the Offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the accompanying base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037, or e-mail: newyork.prospectus@credit-suisse.com; Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847, or email: Barclaysprospectus@broadridge.com; and HSBC Securities (USA) Inc., Attention: Prospectus Department, 452 Fifth Avenue, New York, NY 10018, telephone: 1-877-429-7459, or e-mail: ny.equity.syndicate@us.hsbc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This press release contains information about the pending Offering of the Company’s equity shares, and there can be no assurance that the Offering will be completed.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio of over 3 gigawatts. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the SEC from time to time. In the press release, megawatts portfolio represents the aggregate megawatt capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won reverse auction, but yet to receive letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power